NO ACT
P.E 1-23-03
1-2256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 27, 2003

Lisa K. Bork
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act	1934
Section	
Rule	14A-8
Public Availability	3/27/2003

Re: ExxonMobil Corporation
Incoming letter dated January 23, 2003

Dear Ms. Bork:

This is in response to your letters dated January 23, 2003 and March 12, 2003 concerning the shareholder proposal submitted to ExxonMobil by Kirk P. Miller. We also have received a letter from the proponent dated February 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kirk P. Miller
777 San Antonio Road, #21
Palo Alto, CA 94303

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

January 23, 2003

VIA Network Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Plans for Implementation of Energy Efficiency Improvements

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from Kirk P. Miller (the "Proponent") for inclusion in the Company's proxy material for its 2003 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation) and Rule 14a-8(i)(7) (ordinary business). We respectfully request the concurrence of the staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Shareholder Proposal

The shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

> "Resolved:
> Shareholders request the Board to prepare a series of strategic and implementation plans by September 1, 2003 outlining how ExxonMobil will implement significant energy efficiency improvements at all ExxonMobil facilities. Investments to be pursued would include all energy efficiency projects which have paybacks of less than:
>
> 5-year straight payback (without including overhead, cost of capital or discounting)
> or
> 10-year payback using Exxon's existing method for analyzing capital improvements."

Reason for Omission of Statements: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

The Company believes that the proposal has been substantially implemented and can therefore be omitted from the proxy statement.

As publicly communicated on many occasions, the Company expects to improve its energy efficiency by 15 percent over the next several years. (See, e.g., excerpt from the Company's 2001 Summary Annual Report, which was approved by the Company's Board of Directors, attached as Exhibit 2). The Company also stated in this Summary Annual Report that "[o]ur actions include *systematic implementation of steps to improve energy efficiency* and reduce emissions." See Exhibit 2 for relevant excerpt (emphasis added). The Company has stated in many forums that it continues to seek opportunities to improve energy efficiency in its operations. See, e.g., the 2001 Financial and Operating Review (relevant excerpt attached as Exhibit 3) and the Company's OpEd piece appearing in the *New York Times* on October 3, 2002 (Exhibit 4).

As a major component of the Company's efforts to improve energy efficiency, in 1998 the Company instituted its Global Energy Management System (or "G-EMS") in order to implement an organized system for identifying opportunities and carrying out plans to capitalize on these opportunities. Management and technical experts from across the Company collaborated to develop a single, comprehensive energy management system that could be applied globally at all ExxonMobil refineries and chemical plants. At ExxonMobil, refineries and chemical plants account for over 75% of corporate energy consumption, so the Company has focused on energy conservation and efficiency in these areas. While the following discussion of G-EMS concentrates on processes developed for refineries and chemical plants, it is important to note that the approach and methodology are also applicable to other energy intensive operations. Work is now underway to implement substantially similar energy management systems for the Company's upstream production and lubes manufacturing operations as well.

G-EMS was kicked off in September 1998 and rollouts commenced in early 2000. The system utilizes a common methodology to identify performance gaps, implement closure plans, sustain progress, and continuously improve business results. The G-EMS business model is based on a three-step approach to performance improvement:

1. Address base case performance issues by operating existing facilities optimally and efficiently through application of best practices;
2. Identify economic investment opportunities above an optimized base for step-change improvement to address structural differences; and
3. Implement strong management systems to provide rigor and discipline necessary to sustain progress and drive continuous improvement.

Early in the development of G-EMS, management and technical experts throughout the Company evaluated energy utilization and management practices across a range of operations in order to develop best practices and performance measures. The results are documented in 12 volumes which describe in detail over 200 best practices and performance measures for key process units, equipment classes and utility systems. In addition to the strong focus on operations and maintenance of existing equipment, these practices also address energy efficiency in the design of new facilities.

Management leadership, organizational commitment and personal accountability work together to drive continuous improvement. Management has made clear that energy performance is an organizational priority. Firm commitment exists throughout the organization, where many opportunities exist to improve energy performance within process units, equipment classes, utility systems and project design. Moving further through the organization, plant managers, process engineers and console operators all have a role to play in implementing G-EMS. Detailed plans and layered stewardship emphasize personal accountability for operating results and system performance to drive improvement at all levels.

As mentioned above, G-EMS rollouts began at Company facilities in 2000, and they continue to occur. In preparing for each G-EMS rollout, a rollout team is assembled. The team consists of visiting technical specialists from across the global organization and a home team of plant personnel. Each rollout takes approximately six to eight weeks. The team assesses existing units and systems to identify gaps between plant operations and G-EMS best practices. The team also looks at plant configuration to identify gaps of a structural nature. The team then prepares a multi-year milestone plan for implementing items identified in the assessment, as well as a cost/benefit analysis for each line item.

Thus far, the Company has conducted 13 rollouts of G-EMS and numerous self-assessments, with five more rollouts planned in 2003.

An additional way in which the Company has implemented, and plans to continue implementing, significant energy efficiency improvements at ExxonMobil facilities is its commitment to additional investment in highly efficient cogeneration facilities. A major contributor to efficiency improvements and lower emissions has been cogeneration, which requires 30-35% less energy than making steam and power separately via conventional alternative processes. Cogeneration is a clean, efficient process that simultaneously generates steam and power from a single fuel source.

Over the last 40 years, ExxonMobil has installed cogeneration facilities at 32 locations worldwide. Together, they produce 2,700 megawatts of electricity. The efficiency gain from these facilities is sufficient to service nearly one million U.S. residential households. Today, cogeneration accounts for more than 40% of ExxonMobil's power generation capacity.

The Company has more cogeneration projects underway. Current plans call for installation of nearly 1,000 megawatts of new capacity at five sites in the U.S. and Canada.

When a company can demonstrate that it has already adopted policies or acted to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See *Hilton Hotels Corporation* March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001); *Nordstrom Inc.* (February 8, 1995); *The Gap, Inc.* (March 8, 1996).

We believe that the company-wide implementation of G-EMS, the continued investment in cogeneration facilities, and the publicly stated goal of the Company to improve energy efficiency by 15% over the next several years provide ample support for the Company's position that it has substantially implemented the proposal - i.e., it has already prepared "a series of strategic and implementation plans" outlining how ExxonMobil will "implement significant energy efficiency improvements at all ExxonMobil facilities." While the Company does not utilize the Proponent's model of pursuing all projects with the "payback" specified in the proposal, the Company clearly pursues all opportunities that in its determination make economic and business sense. The Company's stated goal of achieving a 15% energy efficiency improvement clearly demonstrates that it has plans to "implement significant energy efficiency improvements" (as requested by the Proponent).

ExxonMobil can see no legitimate reason to have the shareholders vote on a matter that would require the Company to expend additional corporate resources in an area in which the Company has already devoted substantial time and resources - and which has resulted in the Company having substantially implemented the Proponent's proposal.

Reason for Omission of Statements: Ordinary Business (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a proposal may be excluded if it deals with a matter relating to the company's ordinary business.

The matter of the Company developing a plan to implement energy efficiency improvements at its facilities is an ordinary business matter uniquely suited to the management of the Company. As can be seen from the general description of G-EMS above, identifying and executing plans to improve energy efficiency is an extremely complex matter requiring the input and analysis of a variety of experts. Developing the cost/benefit analysis of making specific changes to the Company's operations in order to effectuate potential energy efficiency improvements likewise is a very technical matter requiring expertise which management is in the best position to oversee. The subject of Proponent's proposal should be solely subject to the board's discretion.

In addition, the proposal seeks to micromanage the Company in requiring the Company to pursue *all* energy efficiency projects which have "paybacks of less than 5-year straight payback (without including overhead, cost of capital or discounting) or 10-year payback using Exxon's existing method for analyzing capital improvements." These parameters are so specific and require such a complex analysis of financial and technical matters that shareholders would not be qualified to make an informed decision. Such a decision requires unique business and technical expertise as well as a detailed knowledge of the Company's operations. This is a matter best addressed by the management of the Company.

The Proponent is attempting to impose a specific timeframe ("plans by September 1, 2003") and a method (all projects meeting his "payback" criteria) for implementing extremely complex policies. This attempt at micromanagement would result in shareholders having to make a judgment that they would not, as a group, generally be in a position to make in an informed manner.

The Company acknowledges that the matter of energy efficiency in its operations is important – indeed the Company takes this matter very seriously and continues to work hard to improve energy efficiency and decrease emissions. However, the specifics of pursuing particular energy efficiency projects – e.g., the request by Proponent to require the pursuit of *all* projects having a *specific payback* - is not something that should be decided by the shareholders at the annual meeting. See, e.g., *Duke Energy Corporation* (Feb. 16, 2001) where the staff concurred that the company could exclude a proposal recommending that the board take necessary steps to reduce nitrogen oxide emissions from coal-fired plants operated by the company in North Carolina.

The Company believes that this proposal deals with an ordinary business matter and can therefore be omitted from the proxy statement.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the proponent.

Sincerely,

Lisa K. Bork

LKB/pdb

Enclosures

cc - w/enc: **Proponent:**
Kirk P. Miller
777 San Antonio Road #21
Palo Alto, CA 94303
(650) 858-1640

EXHIBIT 1

T. Peter Townsend, Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

November 25, 2002

Dear Mr. Townsend,

I am an ExxonMobil shareholder and plan to offer the attached shareholder proposal at ExxonMobil 's 2003 Annual Meeting.

- I own 250 shares of ExxonMobil
- I have owned these ExxonMobil shares since 1993
- I intend to own these ExxonMobil shares through the 2003 Annual Meeting
- I plan to personally attend the 2003 Annual Meeting

Attached is a copy of my most recent Smith Barney statement verifying my ownership of the ExxonMobil shares.

Please have a member of your staff contact me to confirm that your office has received all of the required materials and documentation to submit a shareholder proposal.

Sincerely Yours,

Kirk P. Miller

Kirk P. Miller
777 San Antonio Road, #21
Palo Alto, CA 94303
(650) 858-1640 home
(650) 329-2486 work
kirk.miller@stanfordalumni.org

RECEIVED
DEC 02 2002
P.T. MULVA

SHAREHOLDER RELATIONS
DEC 02 2002
NO. OF SHARES -0-
DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

SALOMON SMITH BARNEY

A member of citigroup

Ref: [redacted]

Preferred Client Statement
September 30 - October 27, 2002

KIRK MILLER AND

Account number [redacted]

Cash balance

	This period	This year
Opening balance		
Deposits		
Withdrawals		
Interest charged on loans		
Dividends credited		
Closing balance		

A free credit balance in any securities account may be paid to you on demand. Although properly accounted for on our books and records, these funds may be used for our business purposes.

Portfolio summary

	This period	Year-to-date
Opening value of securities		
+ Opening cash balance		
= Opening portfolio balance		
Securities deposited/withdrawn net		
Capital deposited/withdrawn net		
Adjusted opening value		
Closing value of securities		
+ Closing cash balance		
= Closing portfolio value		

Note: Securities deposited/withdrawn net = The value of securities on the day they were debited from or credited to the account as reflected in the "Other security activity" section.
Capital deposited/withdrawn net = Cash withdrawals and deposits, credit card payments, FMA Card activity, checks written, and Money funds/Insured Deposit Account^{SM} transfers.

Portfolio details

The values of your holdings are as of 10/25/02.

Dividend yield is the estimated annual income, assuming the current dividend, divided by the security's market price at the end of the statement period. Salomon Smith Barney Inc. does not guarantee the accuracy of prices reflected on the statement nor do these prices represent levels at which securities can be bought or sold.
Please note, unrealized gain/(loss) is being prepared for informational purposes only and should not be used for tax preparation without the assistance of your tax advisor.

Common stocks & options

Salomon Smith Barney's research ratings may be shown for certain securities. The first position of the rating represents the stock's rating relative to the performance over the coming 12-18 months of either the other covered stocks in its industry or the other stocks covered by that Analyst, while the second position represents the stock's expected risk. The opinion of a stock's industry is not reflected in this rating, and may represent an important component in your consideration of a stock. Your Financial Consultant will be pleased to provide you with the industry opinions as well as further information or assist in interpreting research ratings. Please refer to the end of this statement for a key describing the values used in research ratings.

Quantity	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)	Average % Yield/Anticipated Income (annualized)
250	EXXON MOBIL CORP SYMBOL: XOM/RATING: A- In margin account Research rating:1/M	11/22/93	5,343.75	21.375	35.11	8,777.50	3,433.75* LT	2.62 230.00

ExxonMobil Shareholder Proposal

Improved Energy Efficiency -
A 'No Regrets' Response to the Risk of Global Warming

Whereas:

- ExxonMobil stated in 2002 that "steps should be taken to reduce greenhouse emissions if they are economically attractive in their own right" while scientific research on global warming continues;

- The United States Government, the European Union, and virtually all of the worldwide scientific community have accepted the growing evidence that global warming is caused in part by fossil fuel use;

- Claros Consulting of London, England has concluded: "ExxonMobil's attitude toward climate change is fraught with unnecessary risk and missed opportunities that could put at risk more than $100 Billion in long-term shareholder value in the company";

- Industrial energy efficiency improvements are proven to be low-risk, high-return investments, including measures at BP which will save $650 Million over the next 10 years by using less energy input in production and reducing gas flaring and venting;

- Improving energy efficiency beyond the present levels has important benefits of reducing operating costs, improving financial return to shareholders, and reducing future risks to Exxon Mobil;

- ExxonMobil employs 20,000 scientists and engineers, including 1,500 Ph.D.s, providing an extensive body of expertise and innovation on which to draw;

- Private enterprise is at its best when it is allowed to creatively approach difficult problems and apply innovative solutions; and

- Significantly increasing energy efficiency at ExxonMobil facilities is a "no-regrets" approach to global warming;

  - If further studies convince ExxonMobil that global warming is caused by fossil fuel use, then ExxonMobil will have significantly lowered energy usage (and associated greenhouse gas emissions) and lowered operating costs. ExxonMobil will be better able to compete in the global marketplace. No Regrets.

  - If further studies show that global warming is not caused by fossil fuel use, then ExxonMobil facilities will be more energy efficient and have significantly lower operating costs. ExxonMobil will be better able to compete in the global marketplace. No Regrets.

Resolved:

Shareholders request the Board to prepare a series of strategic and implementation plans by September 1, 2003 outlining how ExxonMobil will implement significant energy efficiency improvements at all ExxonMobil facilities. Investments to be pursued would include all energy efficiency projects which have paybacks of less than:

5-year straight payback (without including overhead, cost of capital or discounting)

or

10-year payback using Exxon's existing method for analyzing capital investments.

Submitted by:

Kirk P. Miller
777 San Antonio Road #21
Palo Alto, CA 94303
(650) 858-1640
kirk.miller@stanfordalumni.org

EXHIBIT 2

ExxonMobil

2001 Summary Annual Report



Staying the course...

Yesterday, Today and Tomorrow

A continuing priority

Energy and chemicals are essential to economic growth. Their production and consumption need not conflict with protecting the health and safety of people and with safeguarding the environment. Our goal is to drive injuries, illnesses, operational incidents and releases to as close to zero as possible.

Our principal tool for achieving high levels of performance is the Operations Integrity Management System (OIMS). OIMS is a comprehensive framework that establishes common worldwide expectations for controlling the risks inherent in our business. It gives our management and workforce the means and the motivation to operate safely and reliably. OIMS requires each unit to assess its performance annually. In addition, experienced employee teams from outside a particular unit are periodically brought in to evaluate performance. During 2001, we assessed roughly one-third of our operating units with outside teams.

Ongoing health studies of our workforce have shown that ExxonMobil employees are healthier than expected, based on American population standards. These studies, which have been conducted for many years and are published in scientific journals, are part of how we assess our performance in providing a safe and healthy work environment. The results are one indication that our management systems are effective in identifying and controlling potential workplace hazards.

Our management system is also effective in addressing environmental issues. In 2001, the Lloyd's Register for Quality Assurance, Ltd. (LRQA), attested that OIMS meets the intent and requirements of ISO 14001, an internationally recognized standard for environmental management. In addition, LRQA stated that "we further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

SH&E performance

We achieved another year of solid safety improvement, continuing our pace-setting performance in the industry. Lost time and total recordable incident rates for employees and contractors reached record low levels.

Oil and chemical spills, air emissions, water discharges and waste disposal are tracked at each of our facilities. We track marine vessel spills closely. In 2001, we had fewer marine spills than in past years and accidentally released less than one cup for every million gallons of crude oil and products transported.

Improvements and milestones

We are taking important steps to maintain and improve our level of SH&E performance:

- Many operations are applying behavior-based safety programs to help reduce injuries. These programs include work observations to help make safe behavior a habit and to address the factors that cause unsafe behavior.
- Together with the International Petroleum Industry Environmental Conservation Association, ExxonMobil is leading the initiative to phase out leaded gasoline in sub-Saharan Africa.
- We are applying new technology and techniques to help reduce flaring. For example, at the Scottish gas facility, which supports North Sea production, we installed equipment that recovers salable gas and reduces flaring by 90 percent.
- The Exploration Company's Geophysical Operations group completed six years and 15 million project-hours without an employee or contractor lost-time incident.
- Imperial Oil's Polymer Technology Center achieved 35 years without a recordable injury.
- Our international marine shipping subsidiary won the British Safety Council's Sword of Hono for its world-class safety system and integration best practices throughout the organization.
- In Chad, we focused on sustainable communit health through partnerships with the national government, local health providers and health-related relief agencies.
- The ExxonMobil Foundation announced grant of $1 million to the Harvard Malaria Initiative an $300 thousand to the Medicines for Malaria Ventu



Baton Rouge environmental coordinators Bruce Barbre and Dave Fellows helped develop corporate guidelines for long-range environmental planning.

❑ In the United States, our refineries voluntarily reduced emissions of government-categorized toxic compounds by 23 percent during 2000 (the latest year for which data is available). These emissions are now only 34 percent of the 1988 baseline.

Using science and technology

Research and development, and the commercial technology they generate, help improve our safety, health and environmental performance.

❑ A significant portion of our environmental research addresses new ways to remove nitrogen compounds from air and water emissions.

❑ Through participation in an industry consortium and in mutual development with Honeywell, we improved procedures to better manage alarms at our operations control centers.

❑ We successfully demonstrated our *SCANfining* technology, which selectively removes sulfur from catalytically cracked naphtha while minimizing octane loss. *SCANfining* uses a proprietary catalyst jointly developed with Akzo Nobel.

Addressing climate change risk

ExxonMobil recognizes that the risk of climate change and its potential impacts on society and ecosystems may prove to be significant. While studies must continue to better understand these risks and possible consequences, we will continue to take tangible actions and work with others to develop effective long-term solutions that minimize the risk of climate change from energy use without unacceptable social and economic damage.

Lost-Time Injuries and Illnesses


Incidents per 200,000 Work Hours
ExxonMobil Employees
ExxonMobil Contractors
.8
.7
.6
.5
.4
.3
.2
.1
0
American Petroleum Institute*
94
95
96
97
98
99
00
01

*Employee safety data from participating API companies

Increasing energy efficiency

Our actions include systematic implementation of steps to improve energy efficiency and reduce emissions. From 1973 to 1998, we were able to improve energy use at our refineries and chemical plants by more than 35 percent. In 1998, to ensure continued progress in this regard, we instituted our Global Energy Management System (G-EMS). From this effort, we expect to improve our energy efficiency by another 15 percent over the next several years. Related additional benefits include lower emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and other gases. A key to our performance gains have been investments in cogeneration facilities that now account for over 40 percent of our power-generating capacity with significantly reduced emissions of up to 50 percent in some cases. These energy savings are equivalent to about one-fourth the electricity generated by all wind and solar power facilities worldwide in 2000.

Research in new technologies

Also, we participate in research and development on a range of innovative technologies related to our business operations and to use of our products by customers. Our collaborations with General Motors and Toyota aim to enable the development of commercially viable fuel cell vehicles with the potential to make a dramatic reduction in global greenhouse emissions from transportation.


ExxonMobil
EXXON
BRRF

EXHIBIT 3

2001 FINANCIAL AND OPERATING REVIEW

ExxonMobil



Staying the course...

YESTERDAY, TODAY AND TOMORROW

OIMS requires the performance of each assessable unit to be evaluated annually. In addition, experienced employee teams from outside a particular unit are periodically brought in to evaluate performance. During 2001, over 70 assessments were undertaken with outside teams covering roughly one-third of our operating units. This level of activity continues annually.

APPLYING SCIENCE AND TECHNOLOGY TO IMPROVE SH&E RESULTS

Our research and development activities, including the commercial technologies they generate, help improve ExxonMobil's safety, health, and environmental performance.

We invest almost $150 million annually for SH&E-related science and technology research and engineering. Close to 500 employees are assigned to these efforts. Our extensive testing of products helps characterize properties and evaluate potential risks to employees, consumers, and the environment.

Our environmental research focuses on new ways to reduce our operations' impact on the environment. We are working to remove nitrogen compounds from air and water emissions. We have developed systems to reduce plant incidents by including human factors in engineering projects. Recent successes include major construction projects in Texas and Singapore.

SH&E Technology Investment


Capital Project Support
Research and Development
Technical Applications

ADDRESSING CLIMATE CHANGE

ExxonMobil recognizes that the risk of climate change and its potential impacts on society and ecosystems may prove to be significant. While studies must continue to better understand these risks and possible consequences, we will continue to take tangible actions and work with others to develop effective long-term solutions that minimize the risk of climate change from energy use without unacceptable social and economic damage.



Baton Rouge, Louisiana, cogeneration facility.

Our actions include systematic implementation of steps to improve energy efficiency and reduce emissions. From 1973 to 1998, we were able to improve energy use at our refineries and chemical plants by more than 35 percent. In 1998, to ensure continued progress in this regard, we instituted our Global Energy Management System (G-EMS). From this effort, we expect to improve our energy efficiency by another 15 percent over the next several years. Related additional benefits include lower emissions of carbon dioxide, sulfur dioxide, nitrogen oxide, and other gases. A key to our performance gains has been investments in cogeneration facilities that now account for over 40 percent of our power generating capacity with significantly reduced emissions of up to 50 percent in some cases. These energy savings are equivalent to about one-fourth the electricity generated by all wind and solar power facilities worldwide in 2000.

Also, we participate in research and development on a range of innovative technologies related to our business operations and to use of our products by customers. Our collaborations with General Motors and Toyota aim to enable the development of commercially viable fuel cell vehicles with the potential to make a dramatic reduction in global greenhouse emissions from transportation.

Managing greenhouse gas emissions

It is our view that better scientific understanding of climate change, human influence on it, and the associated risks and possible consequences are needed. We are heavily involved in such scientific research and will describe our efforts in another editorial.

But we are also taking other actions to minimize the risks of climate change.

Taking action to minimize the risks of climate change

An important first step in approaching reductions of greenhouse gas emissions is accurately measuring them, by plant and by business, using agreed-upon and reliable methodologies.

Because no single method has been developed and accepted across industries and companies, accurate comparisons are difficult.

Therefore, ExxonMobil and others have initiated a consultation among energy companies, under the auspices of the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association, to improve reporting and reach common agreement on a measurement protocol.

But we are not waiting for wider agreement to begin our own reduction efforts.

For example, ExxonMobil operating units are implementing steps to reduce greenhouse gas emissions, consistent with safe operating practices and sound economics.

Our activities are directed toward real and measurable reductions in energy use, which we believe is a more effective approach than emission-trading schemes that are unlikely to make a worldwide difference.

We have developed a global energy-management system to identify opportunities to further reduce energy use. Energy efficiency has already improved 35 percent in our refineries and chemical plants since the 1970s. We expect to see an additional 15 percent improvement.

All business functions are reducing gas flaring and other energy losses through careful monitoring of operations, sound maintenance practices, improved equipment reliability, and smarter control technology.

Where appropriate, a judicious adoption of fuel switching will increase the use of energy with lower carbon-emitting characteristics.

Good ideas are being shared worldwide to ensure consistent approaches and to drive performance improvements.

To maintain emphasis on this multifaceted effort, we will steward results annually and publicly report them.

And we are also supporting promising new technological approaches. These will include advances that can be adopted for improving the energy efficiency of our own operations, as well as technology partnerships with other companies and universities for wider social application.

The risk of climate change and its potential impacts on society and the ecosystem are widely recognized. Doing nothing is neither prudent nor responsible, but the same may be said of rash action. Energy and the economic growth it supports are too important to be treated cavalierly.

The goal of the many activities we are undertaking is to produce practical future reductions in greenhouse gases while we improve our understanding of the science of this complex issue.

ExxonMobil

To learn about our efforts to address greenhouse gases, log on to
www2.exxonmobil.com/Corporate/Newsroom/Publications/c_cc_02/pdfs/she.pdf

Please visit our Web site at www.exxonmobil.com

Kirk P. Miller
Exxon Mobil Shareholder
777 San Antonio Road, #21
Palo Alto, CA 94303

RECEIVED
2003 MAR -5 AM 9:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 27, 2003

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Exxon Mobil Corporation letter (dated January 23, 2003) Requesting Omission of Shareholder Proposal – Plans for Implementation of Energy Efficiency Improvements

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or "Company") has recently sent a request (January 23, 2003) to the Division of Corporation Finance to omit a shareholder proposal from its proxy materials. Exxon Mobil seeks to omit the proposal subject to Rule 14-a-8 (i)(10) (substantial implementation) and Rule 14-a-8 (i)(7) (ordinary business). I respectfully request the Commission staff deny the request for a no-action letter thereby allowing the shareholder proposal to remain in the proxy. The points raised in this document will show the Commission staff that the proposal is appropriate according to the SEC rules and the inclusion of the proposal is extremely important for shareholders.

The Shareholder Proposal

The Shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

"Resolved:

Shareholders request the Board to prepare a series of strategic and implementation plans by September 1, 2003 outlining how ExxonMobil will implement significant energy efficiency improvements at all ExxonMobil facilities. Investments to be pursued would include all energy efficiency projects which have paybacks of less than:

5-year straight payback (without including overhead, cost of capital or discounting)
or
10-year payback using Exxon's existing method for analyzing capital investments."

Summary

This energy efficiency shareholder proposal is primarily about disclosure. The Company has not disclosed, and refuses to disclose, to shareholders a plan to improve energy efficiency at the Company. The resolution addresses this critical gap by asking the Company to provide shareholders with information about its energy efficiency plans. Energy efficiency improvements are critical to reducing risk to both the Company and shareholders. The shareholders have a right to ask for this important (and non-proprietary) energy efficiency information, in order to evaluate whether to invest in the Company.

Substantial Implementation (Rule 14a-8(i)(10))

The Company has not substantially implemented the core elements of the Proposal. While the Company has completed some energy efficiency assessments and cogeneration (which is good), the Company has not provided critical information to shareholders.

The Company's January 23, 2003 letter to the Commission implies that the information included in the letter (i.e. the details of the Global Energy Management System (G-EMS)) is available to ExxonMobil investors. This is not true. ExxonMobil has not provided the investors with any details concerning the G-EMS or the Company's timeline or effectiveness to improve energy efficiency.

- If this information were available to shareholders in a Company publication, then the Company would have attached the information as an exhibit to the Commission letter. No meaningful energy efficiency information is attached to the Commission letter, because the Company has not disclosed this information to the shareholders. Nor is there any meaningful information in the Company's annual report, 10-K, or their Corporate Citizenship Report.

- The only information that the Company has provided to the Shareholders is the following phrase (repeated in multiple Company documents): "... we expect to improve our energy efficiency by an additional fifteen percent over the next several years". The "next several years" could mean an additional 5 years or 25 years. The Company is not disclosing a timeframe and the resulting uncertainty leaves shareholders unable to assess the level of risk to which the company is exposed.

- Disclosure to shareholders is not the same as public relations. The Company has engaged in an aggressive public relations campaign (e.g. *New York Times* October 3, 2002 OpEd piece), but has failed to disclose meaningful energy efficiency information to shareholders.

- The 35% energy efficiency improvements over 25 years cited by the Company is not an impressive number. During this same 25-year period the energy use per dollar of GDP in the United States was reduced by approximately 50%. So ExxonMobil is 15% behind the US economy as a whole. This is not substantial implementation.

- Cogeneration – Cogeneration is an efficient method of power generation, but is not actually an efficiency *improvement*. Furthermore, ExxonMobil's future cogeneration facilities are primarily aimed at new or expanded facilities – thus cogeneration is not responsive to the proposal. The presence of cogeneration is not substantial implementation.

- Exxon's competitors have disclosed their energy efficiency plans. For example, British Petroleum and Royal Dutch Shell have disclosed energy efficiency plans and targets and exceeded those targets. These companies have substantially implemented energy efficiency plans and disclosure – Exxon Mobil has not. Shareholders lack the information about ExxonMobil to compare the risk level of these different companies.

Ordinary Business (Rule 14a-8(i)(10)) –

ExxonMobil is telling the Commission that because ExxonMobil is in the energy business, an energy efficiency proposal should be omitted under "ordinary business". This is flawed logic.

It is <u>because</u> ExxonMobil is in the energy business that the shareholders need to know about the Company's plans for energy efficiency improvements.

- Shareholders face significant market risks (from political, regulatory and financial areas) due to the complex issues related to global warming and greenhouse gas emissions. Shareholders deserve the opportunity to vote on a proposal that will reduce these risks through cost-effective energy efficiency improvements.

- Because ExxonMobil is in the energy business the shareholders have a special interest in the investments in energy efficiency and the reduction of greenhouse gases. The risk of greenhouse gas emissions and global warming are more significant for energy companies than for other businesses. Every energy unit produced and processed by ExxonMobil has greenhouse gas emissions and associated risk to shareholders. It is precisely because energy is the core of the Company's business that the shareholders should have a right to ask the management to provide more information on potential energy efficiency improvements.

- The proposal does not micro-manage – The proposal asks ExxonMobil to develop plans to implement energy efficiency projects " with less than a 10 year payback using Exxon's existing method for analyzing capital projects". This approach does not micro-manage, but asks ExxonMobil to use its own existing analysis method in a consistent manner. This request is reasonable and does not hamper the Company's ability to conduct its business.

- ExxonMobil stated in 2002 "steps should be taken to reduce greenhouse emissions if they are economically attractive in their own right ..... while scientific research on global warming continues". *Exhibit 3 (Page 3 of ExxonMobil June 2002 Perspectives).* It is inappropriate for the Company to publish this statement and simultaneously block shareholders from the information to assess whether management is doing what is promised.

- The proposal does not ask the shareholders to make overly complex decisions. The shareholders are not being asked to analyze energy efficiency projects – the shareholders are asking the Company to analyze its own facilities. The shareholders are simply voting on whether the Company should provide a summary report on its energy efficiency efforts. Shareholders are routinely asked by management to vote on more complex issues.

- Including the proposal will not harm ExxonMobil – If the Company is truly doing the energy efficiency work already, then it will be a simple effort to prepare a summary report on how and when the Company plans to implement the identified energy efficiency savings. At present, the shareholders have inadequate information to assess the progress or plans for energy efficiency at the Company – disclosure will assist shareholders and do no harm to the Company.

Possible Changes to the Resolution

I would be happy to amend the resolution to address any SEC concerns.

Attachment 2 includes some proposed wording changes that should lesson the Company's concerns. I invite the SEC staff to consider any of these changes or provide alternative changes to the proposal that:

1) Meet the needs of the SEC
2) Meet the needs of the ExxonMobil shareholders for disclosure of energy efficiency plans
3) Do not place an undue burden upon ExxonMobil.

If you have any questions or require additional information, please contact me at (650) 858-1640. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to Exxon Mobil Corporation.

Sincerely,

Kirk P. Miller
Proponent

Enclosures

cc – w/enc Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, TX 75039

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

RECEIVED
2003 MAR 17 PM 5:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ExxonMobil

March 12, 2003

VIA Fax and Overnight Courier
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Omission of Shareholder Proposal** -- Plans for Implementation of Energy Efficiency Improvements
Response to Mr. Kirk Miller's Letter dated February 27, 2003 (received by the Company on March 6, 2003)

Dear Sir or Madam:

The purpose of this letter is to respond to certain arguments and statements made by Mr. Kirk P. Miller in his letter dated February 27, 2003 to the Office of the Chief Counsel of the Securities and Exchange Commission. Mr. Miller wrote in connection with the shareholder proposal he submitted to Exxon Mobil Corporation ("ExxonMobil" or the "Company") for inclusion in ExxonMobil's proxy material for its 2003 annual meeting of shareholders.

We realize that time for consideration is short. However, Mr. Miller has made several misstatements in his letter which we feel we must rebut so that the Staff has an accurate understanding of the Company's arguments, as set forth in our letter dated January 23, 2003 (the "Company's January Letter").

Rule 14a-8(i)(10) - Substantial Implementation

In trying to argue that the Company has not substantially implemented his proposal, Mr. Miller makes several statements which, if read without knowledge of the facts and the arguments made in the Company's letter - and indeed the proponent's proposal itself - would be very misleading.

- Mr. Miller states in his February letter (top of page two) that his proposal "is primarily about disclosure." (A similar point is reiterated throughout the letter, including on page four, first bullet point, third sentence.) Despite Mr. Miller's statements, a reasonable reader would *not* conclude that the resolution he submitted is primarily about disclosure. The proposal requests that the Board "prepare a series of strategic and implementation plans... outlining how ExxonMobil will implement significant energy efficiency improvements..." Mr. Miller's extensive discussion of disclosure in his letter, despite a lack of discussion of such matter in the proposal, indicates that it is unclear what the proposal means.

Despite the lack of clarity injected into interpretation of the proposal by the proponent in his letter, the Company believes it has done just what the proposal, on its face, requests. As outlined in detail in the Company's January Letter (pages two through four), ExxonMobil has prepared a comprehensive set of strategic plans to improve energy efficiency in its operations - which is what the terms of the proposal request.

- Mr. Miller states that "the *only information* the Company has provided" (emphasis added) to its shareholders is the following phrase: "...we expect to improve our energy efficiency by an additional fifteen percent over the next several years."

  Again, this is false. While the Company has indeed mentioned on many occasions that it expects to improve energy efficiency by 15%, that is not *the only information* the Company has provided. ExxonMobil has disclosed in many publications that it has undertaken "*systematic implementation* of steps to improve energy efficiency and reduce emissions." In addition, ExxonMobil has in many instances discussed that in 1998, "to ensure continued progress in this regard, we instituted our Global Energy Management System (G-EMS)." (See, e.g., Exhibit 2 to the Company's January Letter for excerpt from the Company's 2001 Summary Annual Report.)

  It is true that the Company has not widely distributed a formal description involving the multitude of details of the program to shareholders, as this is not the type of information that is generally distributed to a broad audience. However, much non-propriety information is in the public domain. For example, the Company has given (or is scheduled to give) presentations that include more detailed information about G-EMS and cogeneration efforts to several groups, including the following:

  - Industrial Energy Technology Conference (industry group), April 17, 2002;
  - American Institute of Chemical Engineers (industry-professional group), Energy Efficiency Workshop, May 1-2, 2002;
  - Environmental Protection Agency - Energy Star (industry-government group), Industrial Partnership Network Meeting, June 19, 2002;
  - American Chemistry Council (industry group), November 15, 2002;
  - American Petroleum Institute (industry-professional group also included environmental and other public sector activist groups), Voluntary Actions by Oil & Gas Industry to Address Climate Change, Nov 21-22, 2002; and
  - American Institute of Chemical Engineers, April 1, 2003.

  Further, as described above, the mere fact that the details are not widely disseminated does *not* mean that the Company has not substantially implemented the proposal.

- Mr. Miller's statements in his 4th bullet point on page two of his letter (regarding his opinion of the Company's history of energy efficiency improvements) are misleading, in that his comparison of the Company's energy efficiency improvements to the United States' energy use "per dollar of GDP" is completely misplaced. Comparing energy efficiency improvements of a single company in the oil and gas industry to improvements of a widely diversified, increasingly services-oriented economic superpower is not a meaningful comparison. Further, ExxonMobil is *not* arguing that its past energy efficiency improvements constitute substantial implementation of the proponent's current proposal, as he suggests. Rather, the Company is arguing that the plans that are described in great detail in the Company's January Letter demonstrate that ExxonMobil has substantially implemented the proposal.

- Mr. Miller's statement that cogeneration "is an efficient method of power generation, but is not actually an efficiency *improvement*" is not true in ExxonMobil's case. The use of cogeneration facilities allows the Company to close out older, less energy efficient facilities. The presence of cogeneration is a part of the Company's overall plans to increase energy efficiency.

- Mr. Miller gives no support for the statements he makes in his last bullet point under "Substantial Implementation" on page three of his letter (regarding competitors disclosing their "energy efficiency plans"). If he is referring to more widely known disclosures by the referenced competitors of their *greenhouse gas emissions* targets, then this comparison is not one of apples to apples. Improving energy efficiency is certainly one way to reduce greenhouse gas emissions, but it is by no means the only way. The two are not the same. For example, major greenhouse gas emissions reductions are possible, and have been implemented by ExxonMobil, through flare reductions. Substantial elements of one competitor's reductions of greenhouse gas emissions occurred based simply on its elimination of large-scale venting (allowing to escape) of methane. While this reduces greenhouse gases (a laudable goal), it has nothing to do with efficiency improvements – the subject of proponent's proposal.

Rule 14a-8(i)(7) – Ordinary Business

Mr. Miller falsely claims that ExxonMobil is telling the Commission that "because ExxonMobil is in the energy business," the proposal should be omitted under the ordinary business exclusion. This is not ExxonMobil's argument at all. As described in the Company's January Letter, ExxonMobil believes that the complexity of the decisions that must be made in order to implement energy efficiency improvements renders this matter a proper subject for the Company's management, not the shareholders. Mr. Miller claims (on page four of his letter, first bullet point) that the "shareholders are simply voting on whether the Company should provide a summary report on its energy efficiency efforts." However, this is not what Mr. Miller's proposal says. The proposal on which shareholders would be asked to vote requires them to ask the board to *implement* energy efficiency improvements at *all ExxonMobil facilities*. Further, investments must be pursued for *all* projects having the payback specified in the proposal. Shareholders cannot reasonably be expected to know how to evaluate that proposal. The proposal does *not* merely request the Company to provide a summary report.

Conclusion

For the reasons set forth above, we believe that Mr. Miller's arguments in his letter are unconvincing, and we reiterate our positions as stated in the Company's letter to the SEC dated January 23, 2003.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter.

Sincerely,

Lisa K. Bork

Lisa K. Bork

LKB

cc: **Proponent (Via FedEx):**
Mr. Kirk P. Miller
777 San Antonio Road, #21
Palo Alto, CA 94303

bcc: R. E. Gutman
D. G. Henry
P. T. Mulva

I:\LAW\CAS\LKB\SEC No Action Ltrs\EnergyEfficiency (Rebuttal) 2003.doc

Exhibit 1

ExxonMobil Shareholder Proposal

Improved Energy Efficiency -
A 'No Regrets' Response to the Risk of Global Warming

Whereas:

- ExxonMobil stated in 2002 that "steps should be taken to reduce greenhouse emissions if they are economically attractive in their own right" while scientific research on global warming continues;

- The United States Government, the European Union, and virtually all of the worldwide scientific community have accepted the growing evidence that global warming is caused in part by fossil fuel use;

- Claros Consulting of London, England has concluded: "ExxonMobil's attitude toward climate change is fraught with unnecessary risk and missed opportunities that could put at risk more than $100 Billion in long-term shareholder value in the company";

- Industrial energy efficiency improvements are proven to be low-risk, high-return investments, including measures at BP which will save $650 Million over the next 10 years by using less energy input in production and reducing gas flaring and venting;

- Improving energy efficiency beyond the present levels has important benefits of reducing operating costs, improving financial return to shareholders, and reducing future risks to Exxon Mobil;

- ExxonMobil employs 20,000 scientists and engineers, including 1,500 Ph.D.s, providing an extensive body of expertise and innovation on which to draw;

- Private enterprise is at its best when it is allowed to creatively approach difficult problems and apply innovative solutions; and

- Significantly increasing energy efficiency at ExxonMobil facilities is a "no-regrets" approach to global warming;

  - If further studies convince ExxonMobil that global warming is caused by fossil fuel use, then ExxonMobil will have significantly lowered energy usage (and associated greenhouse gas emissions) and lowered operating costs. ExxonMobil will be better able to compete in the global marketplace. No Regrets.

  - If further studies show that global warming is not caused by fossil fuel use, then ExxonMobil facilities will be more energy efficient and have significantly lower operating costs. ExxonMobil will be better able to compete in the global marketplace. No Regrets.

Resolved:

Shareholders request the Board to prepare a series of strategic and implementation plans by September 1, 2003 outlining how ExxonMobil will implement significant energy efficiency improvements at all ExxonMobil facilities. Investments to be pursued would include all energy efficiency projects which have paybacks of less than:

5-year straight payback (without including overhead, cost of capital or discounting)

or

10-year payback using Exxon's existing method for analyzing capital investments.

Submitted by:

Kirk P. Miller
777 San Antonio Road #21
Palo Alto, CA 94303
(650) 858-1640
kirk.miller@stanfordalumni.org

Exhibit 2

Possible Amendments to Resolution

The following are suggested changes that the SEC staff could implement. I invite the SEC staff to propose any additional changes.

September 1, 2003 timeframe

The suggested time frame for the efficiency report is only 3 months from the shareholder meeting (scheduled for late May). SEC staff may select a later date to allow the Company ample time to prepare the report (e.g. December 31, 2003 – 7 months).

Payback criteria

SEC staff may suggest some changes or simplifications to the payback criteria to ensure that the suggested payback criteria are not onerous to the Company or confusing to shareholders.

"all Exxon Mobil facilities"

Exxon feels the wording of "improvements at all Exxon Mobil facilities" could be onerous. I would suggest the wording be clarified to be "… outlining how ExxonMobil will implement energy efficiency improvements at major ExxonMobil facilities… This minor change ensures that the proposal is not onerous to ExxonMobil.

Exhibit 3

Outstanding Business Performance and Prospects in All Functions



In the Upstream, we believe that our diverse portfolio of assets is the best in industry. With activities in some 40 countries, we are present in all major producing regions in the world. ExxonMobil's 2001 total liquids and gas production remained the highest among our competitors. Our proved reserves are also the highest in the industry and in 2001 we replaced 111 percent of production. This is the eighth consecutive year we have more than replaced reserves produced.

The Downstream achieved record earnings in 2001. Our performance continues to reflect the business improvements and application of best practices.

In 2001, Chemical performance continued to outpace competition despite a very challenging industry environment.

Future Business Growth and Community Involvement

Increased access to prospective areas has led to our presence in many new and different parts of the world. While our activities in these countries may be new, the approaches we use are the same as those we have used so successfully in developing other areas of our business.

Challenges include operating in new environments, supporting employees who live in new communities, and interacting with diverse cultures.

At the same time, these investments provide the opportunity to further diversify our portfolio. We are able to capture important growth opportunities with the production of oil and gas, and in providing products that the public needs for economic growth.

By applying our standards and management systems to these new areas, we bring an array of benefits to the societies and communities in which we operate. We firmly believe that our involvement provides important benefits to the local populations and to the cultures of these countries.

Climate Science and Renewables

There continue to be substantial and well-documented gaps in climate science. These gaps limit scientists' ability to assess the extent of any human influence on climate today and, more importantly, the possible consequences of future changes.

ExxonMobil recognizes that the risk of climate change and its potential impacts on society and ecosystems may prove to be significant. We believe the best path forward at this stage is to focus on scientific research to improve the understanding of climate change and its potential risks. At the same time, steps should be taken to reduce greenhouse emissions if they are economically attractive in their own right.

Electricity Costs

(Cents per Kilowatt Hour – Indicative Range)


Fossil Fuels
Non-Fossil Fuels
45
40
20
15
10
5
0
Natural Gas
Coal
Hydro
Wind
Nuclear
Solar Thermal
Solar PV

We continue to assess renewable energy alternatives. All forms of energy have a role to play in meeting the world's current and growing energy demands. However, most experts believe it could be years before renewables make a substantial contribution to meeting global energy needs.

At the current level of technology, renewables still face significant cost and reliability disadvantages that limit their use to niche applications. For example, solar power costs eight to ten times more than fossil fuel. The use of renewables is not free from impact on the environment either, particularly if deployed on the scale necessary to make a real contribution to global energy demand. Wind power faces challenges because of the impact of turbines on wildlife as well as its inherent sight and sound implications.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 23, 2003

The proposal requests that the board prepare a series of plans outlining how ExxonMobil will implement significant energy efficiency improvements at all ExxonMobil facilities, and provides that ExxonMobil will pursue all energy efficiency projects with "paybacks" described in the proposal.

There appears to be some basis for you view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor